Exhibit (n)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated April 26, 2024, and each included in this Post-Effective Amendment No. 2 to the Registration Statement (Form N-2, No. 333-259620) of Alternative Investment Partners Absolute Return Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 29, 2024, with respect to the financial statements of Alternative Investment Partners Absolute Return Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 26, 2024